São Paulo, February 4, 2004 -SADIA S.A

(BOVESPA: SDIA4; NYSE: SDA), the Brazilian processed foods, poultry and pork market leader, reported today its earnings for the 2003 fiscal year. The Company's operating and financial information, except where indicated otherwise, is presented in thousands of Brazilian reais, based upon consolidated numbers according to corporate legislation. All of the comparisons in this report are with respect to the same period in 2002, except when otherwise specified to the contrary.

"On the eve of celebrating its 60th birthday, Sadia ended 2003 reaping the benefits of the positive results stemming from its strategy to make its assets profitable and maximize capital employed," said Walter Fontana Filho, Sadia's CEO. "Despite the many challenges facing the domestic market's consumer goods sector and protectionist measures on the international scene, we ended the year setting productivity and export records. According to the Brazilian Geographical and Statistical Institute (IBGE), average real income in metropolitan regions in 2003 was 12.5% lower than in 2002. Even facing this situation, we were able to increase sales on the domestic market by 17.1%. The firm application of a policy to optimize sales channels coupled with the strength of the Sadia brand name were fundamental to ensure compliance with domestic targets. Sadia's efforts to win over more markets for its exports in the past few years have led to an expansion of sales, even in the face of the growing increase in barriers on the international scene. In 2003, we occupied 13th place in the ranking of Brazilian exporters, as disclosed by the Foreign Trade Secretariat last December. Our efforts in exporting to different regions led us to raise to 92 the number of countries with which we maintain commercial relations. Besides achieving new conquests, we intensified our presence in the markets where we traditionally have been active, with an improvement in the mix of products we sell, increasing the export of processed products and poultry cuts. We ended the year with lower indebtedness, longer maturities, lower financial costs and lesser foreign exchange exposure. As a result, Sadia's credit risk declined, which made it possible for us to access financing lines with lower costs and more favorable maturities. Throughout 2003, capital expenditures were contained, and we continued to follow our policy of optimizing already existing assets through lesser utilization of capital employed. This strategy increased our investment capacity for the next years in view of the possibility of the intensifying of domestic and international demand. The stock markets reacted positively to Sadia's advances during 2003, recognizing the continuous improvement in management and the success of the strategies adopted by the company. The prospects for 2004 are better than they were at the beginning of last year. We believe the country will grow at a moderate pace, with recovery of income and job levels. Overseas, the situation points towards a growth in our exports. Sadia will continue working within its strategic line of adding value, maximizing available resources. We intend to invest in projects that will adjust and expand our production lines and we have reason to believe that during the year in which we commemorate our 60th birthday we will have many reasons for celebration."

HIGHLIGHTS - R$ THOUSAND

	2002	2003	Chg.%	4T02	4T03	Chg.%
Gross Operating Revenue	4,689,274	5,855,435	24.9%	1,383,964	1,728,698	24.9%
Gross Profit	1,299,844	1,553,769	19.5%	379,340	489,158	28.9%
Gross Margin	30,7%	29,4%		30.3%	31.3%
EBIT	338,930	511,675	51.0%	69,421	163,728	135.8%
Net Income	234,092	446,763	90.8%	68,516	155,590	127.1%
EBITDA	461,415	648,737	40.6%	100,499	204,558	103.5%
EBITDA Margin	10.9%	12.3%		8.0%	13.1%
Exports / Gross Revenue	41.8%	45.4%		40.7%	44.6%
Net Debt to Equity	70.7%	20.7%
Net Debt to EBITDA	1.9	0.5

GROSS OPERATING REVENUE

Sadia ended 2003 with a 24.9% increase of its gross operating revenue compared to 2002, reaching R$ 5.9 billion. Domestic sales represented 54.6% of the total and, despite declining demand in 2003, gross sales rose 17.1% year-on-year even though domestic sales volume declined by 6.4%.

Due to pressures on the main costs of production as of the second half of 2002, the company realigned the prices of its principal product lines on the domestic market.

Export revenues increased by 35.7%, primarily as a result of an increase in sales to Europe and emerging markets. The unfavorable exchange rate to exports was compensated for by the recovery of international prices and the growth of the export product mix.

GROSS OPERATING REVENUE

GROSS OPERATING REVENUE

PHYSICAL SALES - tons

SALES VALUE - R$ thousand

DOMESTIC MARKET

Despite a 12.5% decline in the purchasing power of consumers in 2003, domestic sales grew 17.1% compared to 2002. The result was brought about through greater efficiency in the commercial process, rationalization of the product portfolio, growth of the sales mix and recovery of prices, which had been corroded by cost increases since the appreciation of the dollar in the second half of 2002.

The concentration of efforts to sell traditional products and the increase in the portfolio of active customers to 77,000 were accompanied by a boost in customer service levels throughout all distribution channels. The daily presence in the news media and the institutional reinforcement of the brand made it possible to ensure that Sadia products remained in consumer grocery baskets. The improved adjustment in the portfolio resulted in servicing consumers with different purchasing standards and specific taste characteristics. Sadia also was able to better exploit the Rezende brand name, which was strengthened in a number of regions.

During the year, the company continued increasing sales of its higher value added products, directing most of its production of poultry and pork to the overseas market and using it as raw material for the preparation of its processed products.

In the poultry segment, maintaining the strategy of increasing export sales resulted in a decline in sales volumes of 30.2% during 2003. The recovery of prices and the improvement in the mix during the year enabled total revenues of R$ 356.0 million to be only 5.0% lower than total sales revenues in 2002.

In the pork segment, there was a 25.2% decline in sales volume caused by the redirection of production towards exports. However, the continuing strong supply of animals in a depressed domestic market reduced margins. Revenues were 5.1% lower than in 2002 despite a 27.1% recovery in average prices.

GROSS OPERATING REVENUE - DOMESTIC MARKET

AVERAGE PRICE - R$ - DOMESTIC MARKET

EXPORT MARKET

Even with an exchange rate that was less favorable for exports and the raising of protectionist barriers in some international market regions, Sadia set a record, reaching R$ 2.7 billion. This performance resulted from diversifying destinations, reinforcing the sales team and increasing exports of processed products.

Activities in new regions raised the number of export destinations to 92 countries, reducing the impact of the restrictive measures against Brazilian exports adopted during the year by some nations.

Diversification of markets and growth in the sales mix provided by the greater share of processed products and special meat cuts improved the profitability of exports and reduced the risk of impacts on sales generated by the mismatch in supply and demand.

Revenues from exports of processed products rose 51.6%. Significant increases in the volumes exported of frankfurters, salamis and margarine reduced the average processed products prices in 54.3%. However, the mix improvement contributed for the 51.6% increase on the segment´s export sales, that already comprises 10.7% of overseas revenues.

Poultry exports earned R$ 1.9 billion, 35.4% higher than 2002. The extreme heat wave in Europe and sanitary problems in Asia reduced the worldwide supply of chicken, contributing to a recovery of international prices and an increase in demand for poultry from unaffected regions, such as Brazil.

The pork segment's export volumes were 19.0% higher while sales grew by 40.7%, due to the recovery of the international price of carcasses and a greater demand by the Russian market caused by the expectation of the establishment of import quotas.

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICE - R$ - EXPORT MARKET

EXPORT BY REGION - SALES

OPERATING INCOME

Sadia's net operating revenues rose 24.8% in 2003, reaching R$ 5.3 billion, compared to R$ 4.2 billion in 2002.

Costs in 2003 were 27.7% higher than in 2002, mainly because of higher average prices of packaging and grains. As a consequence, in 2003 the gross margin declined to 29.4%, from 30.7% reported in 2002.

The company continued implementing its grain stocks policy, designed to alleviate the impact of the commodities markets on its costs. Salaries and wages are renegotiated on an annual basis and the readjustments were established according to the main inflation indices.

It is important to note that in 2002 Sadia posted a non-recurring cost reduction of R$ 78.2 million referring to a reversal of the IPI (Industrialized Products Tax) credit on exports. This accounting entry improved profitability for that period compared to 2003. Adjusting for this effect, the gross margin went from 30.7% to 28.8% in 2002, compared to 29.4% reported in 2003.

Cost of sales represented 17.8% of net revenues in 2003, a decline of three percentage points compared to the 20.8% recorded in 2002. Better use of the domestic fleet, gains in scale in export activities and enhancement of the sales force were of fundamental importance for achieving this result. On the overseas market, the increase in volumes led to gains in scale. There was better use made of shipments and most orders were negotiated already containing the shipping fees, providing savings for customers.

General and administrative expenses were at lower levels in 2003, representing 1.1% of net revenues, compared to 1.3% in 2003. The decline was in accordance with the improved dilution of fixed expenses, mainly reflecting lower fees paid to consulting companies and technical consultants.

FINANCIAL INCOME

In 2003, the company reported net financial income of R$ 148.7 million, compared to net financial expenses of R$ 183.4 million in 2002. The positive result was due to the reduction of net indebtedness, which was reflected in lower financial expenses, the use of hedge instruments to protect against exchange rate oscillations and the sale of part of the public securities portfolio.

EQUITY PICKUP

Equity Pickup at the end of the year was a negative R$ 63.7 million, compared to R$ 88.4 million in 2002. This was explained mostly by the foreign exchange impact on the net equity of the company's overseas subsidiaries.

NET INCOME

Sadia posted net income of R$ 446.8 million in 2003, which was 91.0% higher than net income in 2002, and which ensured a return over equity (ROE) of 30.0%.

The provision of R$ 141.8 million for distribution to its employees through the company's profit sharing plan represents an increase of 474.6% over the provision taken in 2002 and is part of top management's commitment to reward the good performance of its employees.

CAPITAL STRUCTURE

During 2003, the company remained focused on reducing net debt, protecting its liabilities against foreign exchange swings, the efficient use of cash, the extension of its general debt profile and keeping the costs of its loans low. Its net debt will only begin to mature as of 2007.

On December 31, 2003, Sadia's total net financial debt was R$ 307.4 million, corresponding to 20.7% of net shareholders' equity. As a result of the increase in the EBITDA and the reduction of the debt, the net debt /EBITDA ratio was 0.5 in 2003, versus 1.9 in 2002.

In 2003, the company used part of its domestic and overseas receivables to lower the financial burden on the use of working capital, reducing its financial cycle from 105 to 81 days. At the end of the year, the total amount used in these instruments was approximately R$ 236 million.

CAPITAL EXPENDITURES

In 2003, the maintenance of reduced levels of capital expenditures was designed to better take advantage of existing assets.
From the the total R$ 110.2 million invested, 40.9% went to the processed food area, 39.7% was for poultry and 5.2% for pork. The remaining 14.2% was earmarked for corporate support activities.

CAPITAL MARKETS AND GENERAL INFORMATION

During 2003, the Sadia PN shares rose 192.7% in value, surpassing the performance of the Bovespa index, which increased 97.3% on the year. Throughout the period, 27,769 trades were registered involving 362.4 million of the company's preferred shares, with a presence in 100% of the trading sessions.

The average daily financial volume traded at the end of the year was R$ 2.9 million, compared to R$ 1.3 million in 2002, corresponding to 64.1% of the financial volume of the Brazilian food sector companies listed on the Bovespa. The increase in the number of trades and financial volumes were evidence of the market's recognition of Sadia's good performance.

Sadia's Level II ADRs rose in value by 270.7% in 2003, exceeding the 25.3% rise of the Dow Jones index, with more trades and increased liquidity. In 2003, the average daily volume of Sadia's ADRs traded on the NYSE was US$ 95.6 thousand, compared to US$ 26.0 thousand in 2002, corresponding to 6.5% of the volume of trades involving Sadia PN shares during the year.

The distribution of the ownership of Sadia PN shares evolved during the year, and ended the period with a good level of dispersion between different investor categories. The presence of foreign shareholders and investment funds increased, which contributed to the increase in liquidity. The presence of individual shareholders and investment clubs indicates that Sadia PN also is considered an attractive asset by small investors.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets - being therefore subject to change.

APPENDIX I

APPENDIX II

Quotes (04/02/04): Sadia ON (SDIA3) = R$ 4,69 Sadia PN (SDIA4) = R$ 4,65 Sadia ADR (SDA) = US$ 48,50	Market Capitalization R$ 3.2 billion US$ 1,1 billion

Contacts:
SADIA S.A.
Luiz Murat Jr.
CFO

Phone: (5511) 3649-3465
Fax: (5511) 3649-1785
grm@sadia.com.br
www.sadia.com.br

Sadia IR
Silvia H. M. Pinheiro
Phone 55 11 3649-3197
Henrique Bastos
Phone 55 11 3649-3130

Ligia Montagnani Investor Consultant Tel.: (5511) 3897-6405 ligia.montagnani@thomsonir.com.br
SDIA4